DANISCO

Commission File No. 82-3158

04 FEB 10 AM 7:21

February 6, 2004

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated December 4, 2003.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel

1193415.1

Number	**Date of Publication**	**Title of Document**	**Press release**	**Made Public under Danish Law**	**Filed w/Copenhagen Stock Exchange**	**Distributed to the Securities Holders**
A.	**PRESS RELEASES**					
1.	Dec 11, 2003	Andrew Morgan appointed new member of IFR Governing body	X			X
2.	Dec 18, 2003	Acknowledged biochemist advisor to Danisco Venture	X			X
3.	Jan 22, 2004	Yet another good sugar year	X			X
4.	Jan 28, 2004	Danisco Venture invests in Dutch biotech company	X			X
B.	**NOTICES TO THE STOCK EXCHANGE**					
1.	Dec 16, 2003	Holding of own shares pursuant to Section 28 of Danish Securities Trading Act		X	Notice No. 13/2003	X
2.	Dec 16, 2003	Holding of Shares pursuant to Section 29 of Danish Securities Trading Act		X	Notice No.14/2003	X
3.	Dec 16, 2003	Announcement of H1 results 2003/04		X	Notice No.15/2003	X
C.	**INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS (Information from Danisco A/S website as of Feb 6, 2004)**					
1.	Dec 16, 2003	Holding of own shares pursuant to Section 28 of the Danish Securities Trading Act		X	X	x
2.	Dec 16, 2003	Holding of own shares pursuant to Section 29 of the Danish Securities Trading Act		X	X	x
3.	Dec 16, 2003	Announcement of H1 results 2003/04		X	X	x
4.	Jan 6, 2004	Insider Register: Statement of shareholdings		X		x
5.	Jan 7, 2004	Insider Register: Statement of shareholdings		X		x
6.	Jan 14, 2004	Insider Register: Statement of shareholdings		X		x
7.	As of Feb 6, 2004	Financial Calendar				x
8.	As of Feb 6, 2004	Investor Relations Activities				x
9.	As of Feb 6, 2004	Annual general Meeting date				x
10.	As of Feb 6, 2004	Updated Shareholder information				x
11.	As of Feb 6, 2004	Analysts				x

File No. 82-3158

PRESS RELEASES

DANISCO A/S

Submission dated February 6, 2004



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11.12.2003

Andrew Morgan appointed new member of IFR Governing Body



Dr Andrew Morgan, Scientific Director, Danisco Venture and Professor Seán Strain, University of Ulster, have been appointed by the Biotechnology & Biological Sciences Research Council to the Governing Body of the Institute of Food Research (IFR).

The key role of the Governing Body is to advise on scientific, financial and management issues and, as IFR has charitable status and is a company limited by guarantee, to become a member of the Board, akin to being a Director of a Limited Company.

In selecting the Governing Body BBSRC seek a balanced representation from academic, industry, consumer and political stakeholders. Professor Strain and Dr Morgan have joined the science sub-committee, chaired by Professor John Mathers of the University of Newcastle which plays a vital role in assisting the Institute in matters of scientific strategy, together with the main Board chaired by Dr Geoff Spriegel of Sainsbury's.

Dr Andrew Morgan - accomplishments

Andrew Morgan is Scientific Director, Danisco Venture, and based in the UK. Prior to this he was Vice President, Innovation (Bioscience), Danisco, Denmark and Director - Cultor Technology Centre in Finland. He started his career as a technologist in yeast and plant molecular biology at the BP Research Centre in the UK, then went on to manage biotechnology research for BP Nutrition in the Netherlands.

His research experience spans biotechnology and nutrition, including food & feed enzymes, food safety, functional foods, and animal nutrition. This was mainly with Danisco, a global leader in food & feed ingredients and partly with BP Nutrition (now Nutreco). Additionally he has experience with BP in yeast biotechnology/biofuels and plant biotechnology/seeds. He is author or co-author of 25 patents/applications and 50 journal publications.

His wider experience includes R&D management and corporate venturing (investment in start-up companies), technology auditing, acquisition & in-licensing, and patents portfolio management.

Dr Morgan has a degree in Biochemistry, B.Sc. and obtained his D.Phil. in1979.

Danisco Venture's website: www.danisco.com/venture
Institute of Food Research's website: www.ifr.bbsrc.ac.uk

For further information please contact:

Natalie E. Weber, Media Relations Manager, Danisco A/S, tel.: +45 3266 2927, mobile: +45 2876 5104

 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000

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18.12.2003

Acknowledged biochemist advisor to Danisco Venture

The acknowledged French Professor Pierre Monsan joins Danisco Venture's Scientific Advisory Board where he will advise on start-up business investments.

Pierre Monsan has joined Danisco Venture's Scientific Advisory Board. The 55-year-old French Professor is widely recognised and respected within food and biotechnology. He is in charge of the Biocatalysis-Bioseparation Group of the Laboratory of Biotechnology-Bioseparation, Department of Biochemical and Food Engineering at INSA Toulouse, France. The Department is considered to be the national knowledge centre within this area. In July 2003, Pierre Monsan became member of the prestigious French University Institute for a five-year period.

'We are proud to welcome Pierre Monsan to Danisco Venture. He is one of the leading authorities within biotechnological research, which we can draw on when selecting suitable investment opportunities and subsequently supporting them,' says Vice President Anders Wilhjelm, Danisco Venture.

Pierre Monsan, who is also member of the French Academy of Technologies, primarily focuses his research on enzymes. In addition to his scientific skills, Pierre Monsan also has extensive knowledge of market conditions, as he has been the co-founder of three companies.

'It is extremely important to be able not only to assess the purely technical aspects of an investment target but also to assess if the business model is sensible so that the investments are both interesting to Danisco and can generate an appropriate return. Being an entrepreneur, Pierre Monsan has significant experience to share,' says Anders Wilhjelm.

The Scientific Advisory Board functions as a consultative body that Danisco Venture can draw on in connection with investments in start-up businesses, ongoing follow-up on portfolio companies and Danisco Venture's general strategy. Besides Pierre Monsan, Danisco Venture's Advisory Board comprises Finnish Professor Kaisa Poutanen, American Dr. Sharon Shoemaker and Danish Professor Jens Adler-Nissen.

Danisco Venture is an investment entity under Danisco A/S and focuses on creating significant value growth by investing a total of DKK 500 million in ventures with high value-added products, services or technology platforms relevant to Danisco. More information about Danisco Venture is available at www.danisco.com/venture.

For further information please contact:

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Anders Wilhjelm, Vice President, Danisco Venture, Tel. +45 3266 2000
Kristian Lysgaard, Media Relations Manager, Danisco A/S, Tel.: +45 3266 2926, Mobile: +45 2172 5823

About Pierre Monsan
55-year-old Pierre Monsan graduated in 1969 from the National Institute of Applied Sciences of Toulouse, France. From 1969 to 1980, he took up a career as a Research Scientist at INSA and obtained a PhD degree at the University of Toulouse in 1977. In 1980, Monsan was promoted to full Professor at INSA, Toulouse, in charge of the Laboratory of Enzyme Catalysis. From 1999 to 2002, he was head of the Department of Biochemical and Food Engineering. In July 2003, he was appointed head of the Biocatalysis and Bioseparation Group.

In 1984, Pierre Monsan co-founded BioEurope Inc. - a company devoted to research and development in biocatalysis. In 1992, BioEurope merged with the *French group Solabia and is now the R&D division of this group, focusing on* the production and marketing of innovative bioingredients for e.g. the cosmetics industry. Monsan also co-founded Biotrade (wastewater treatment) in 1996 and Génibio (food ingredients) in 1998.

Pierre Monsan is member of the French Academy of Technologies, Honorary Chairman of the French Association for the Development of BioIndustries (ADEBIO) and in 2000, he received the CHAPTAL Award for the Promotion of Industry from the French Society. Moreover, Pierre Monsan is the author of over 200 publications in major scientific journals and holds 50 patents.

Information regarding INSA Toulouse: www.insa-tlse.fr/index_en.htm

---

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22.1.2004

Yet another good sugar year

The result of the 2003 sugar beet campaign is now ready. The output of Danisco´s sugar factories in Denmark, Sweden, Finland, Germany and Lithuania totalled some 1,294,000 tonnes of sugar.

This brings the production close to the record output levels of the previous years. The difference compared with the all-time high production in 2002 of 1,363,000 tonnes is due to a reduction of the sugar beet acreage by up to ten per cent.

Executive Vice President, COO, Mogens Granborg comments on the campaign result:
´It´s a very satisfactory result, which fully lives up to our previously announced expectations. Favourable weather conditions in Denmark, Sweden, Germany and Lithuania brought about historically high sugar yields. It´s gratifying to see continued increase in the yields per hectare, which is essential for ensuring competitiveness in beet growing in the long term. Also, all our factories have run a highly successful campaign.

Only in Finland is Danisco´s sugar production this year below the EU quota for the country, owing to unfavourable weather conditions. The shortage has been covered by transferring C sugar.

Danisco´s sugar output 2003 by country:

Country	Production (tonnes sugar)	Sugar yield (tonnes sugar/ha)	Sugar quotas 2003/04 (tonnes sugar)
Denmark	492,000 (516,000)	10.3 (9.8)	413,000
Sweden	416,000 (432,000)	9.0 (8.7)	365,000
Finland	136,000 (163,000)	5.4 (6.2)	145,000
Germany	148,000 (145,000)	9.0 (8.5)	123,000
Lithuania	102,000 (107,000)	6.3 (5.6)	82,000

(Figures for the 2002 campaign are shown in brackets.)

For further information, please contact:
Thomas B. Olsen, Vice President, Agriculture, Danisco Sugar, tel.: +45 32 66 25 00, or
Dorthe Lindgreen, Communications Manager, Danisco Sugar, mobile +45 40 11 66 95.

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28.1.2004

Danisco Venture invests in Dutch biotech company



Dutch biotechnology company CatchMabs BV announces the closing of its second round of financing. CatchMabs develops designer affinity proteins for industrial extraction and purification solutions, such as recovery of high value components from large process streams to be used in for example the food, fine chemical and pharmaceutical industry. The financing round included two new investors, BioMentor (Netherlands) and Danisco Venture (Denmark). DMV International and BioPartner Start-up Ventures will remain shareholders in CatchMabs. Both new investors will join the Supervisory Board.

Peter Sijmons, founder and chief executive officer, CatchMabs: 'We are happy to have attracted investors like Danisco Venture and BioMentor with the skills and networks to help CatchMabs in its next growth phase. Having a second corporate investor on board as Danisco illustrates we develop a technology with high potential for processing industries'.

Louis-Paul Steinberg, director of BioMentor BV: 'The potential of CatchMabs' technology developed for designer affinity proteins in industrial applications, its remarkable growth relative to its youth and initial financial means, and the quality of the management team and scientific staff were important elements in our choice to invest in this company. We believe that the technology embedded in a company with such enthusiastic and qualified workers and supported by the right investment partners will create entirely new opportunities within the field of industrial purification of proteins and even small molecules".

Jakob Preben-Andersen, Investment Manager, Danisco Venture: 'We believe the molecular affinitybody platform invented by CatchMabs will set new standards for the industry and create entirely new industrial purification solutions. This combined with the scientifically highly skilled team in CatchMabs and the dynamics of the company, makes us confident that CatchMabs is a good investment'.

Jan Dijksterhuis, Business Manager, Food, DMV International: 'The CatchMabs technology offers opportunities to isolate high added-value components from dairy streams, consistent with our company strategy. The development work done so far has been very fruitful and we see this approach as one of the potential corner stones of our technology platform for the future.'

Ger de Bruin, Director BioPartner Start-up Ventures: 'We are very satisfied with the development of CatchMabs. Not only does it provide BioPartner with the first profitable partial exit but we are also happy that at the same time we can continue as investor in this next growth phase of CatchMabs.'

About CatchMabs

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Since the start at the end of 2001, CatchMabs has established a successful proof-of-concept for the iMab® technology (industrial Molecular affinity bodies), small designer proteins that are extremely stable and versatile in it´s use, ranging from ton-scale affinity chromatography to new cosmetic applications. The highly innovative approach of CatchMabs has won them top ranking in both Dutch and European subsidy rounds, with a total value of over 4 M€ in subsidies. The investment will support both a wider development scope for CatchMabs´ products and the establishment of in-house production facilities. CatchMabs expects its first product income in 2004. (www.catchmabs.com)

About Danisco Venture
Danisco Venture is a corporate venture unit within Danisco A/S - one of the world´s largest producers of ingredients for the food and feed industry. Danisco Venture focuses on creating significant value growth by investing in total DKK 500 million (approx. EUR 67 million) in ventures with high value-added products, services or technology platforms, which are relevant to Danisco. For further company information visit Danisco Venture on the Internet at www.danisco.com/venture

For further information plaese contact:

CatchMabs
Peter Sijmons
Chief Executive Officer
Phone +31 317 467 770
Mobile +31 653 246 095
E-mail: peter@catchmabs.com

Danisco Venture
Anders Wilhjelm
Vice President, Danisco Venture
Phone: + 45 32 66 22 97
E-mail: anders.wilhjelm@danisco.com

Natalie Weber
Media Relations Manager
Phone: + 45 32 66 29 27
Mobile: + 45 28 76 51 04
E-mail: sfnwq@danisco.com

File No. 82-3158

NOTICES TO THE COPENHAGEN STOCK EXCHANGE

DANISCO A/S

Submission dated February 6, 2004

File No 82-3158 B/.


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16.12.2003

Holding of own shares pursuant to Section 28 of the Danish Securities Trading Act

Notice no. 13/2003

Following the expiry of the statutory notice period, the Board of Directors of Danisco A/S today decided to effect the capital reduction as adopted at the AGM on 28 August 2003 by cancelling 2,131,050 own shares, of DKK 42,621,000 nominal value. After the reduction, the company's share capital will amount to DKK 1,021,371,040 nominal value, corresponding to 51,068,552 shares.

Pursuant to Section 28, subsection 2, of the Danish Securities Trading Act we hereby announce that as of today, 16 December 2003, Danisco A/S holds a total of 1,384,500 own shares each of a nominal value of DKK 20, corresponding to a nominal value of DKK 27,690,000 or 2.71% of the total share capital.

Our most recent notice about Danisco's holding of own shares was that of 24 September 2003, in which we reported a holding of 3,515,550 own shares each of a nominal value of DKK 20, equivalent to 6.61% of the share capital.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

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16.12.2003

Holding of own shares pursuant to Section 29 of the Danish Securities Trading Act

Notice no. 14/2003

Following the expiry of the statutory notice period, the Board of Directors of Danisco A/S today decided to effect the capital reduction as adopted at the AGM on 28 August 2003 by cancelling 2,131,050 own shares, of DKK 42,621,000 nominal value. After the reduction, the company's share capital will amount to DKK 1,021,371,040 nominal value, corresponding to 51,068,552 shares.

Pursuant to Section 29, subsection 2, of the Danish Securities Trading Act we hereby announce that as of today, 16 December 2003, Danisco A/S holds a total of 1,384,500 own shares each of a nominal value of DKK 20, corresponding to a nominal value of DKK 27,690,000 or 2.71% of the total share capital.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

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 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000



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EXECUTIVE BOARD

Notice no. 15/2003

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of H1 results 2003/04
1 May - 31 October 2003
(unaudited)

16 December 2003

Earnings per share up 9% in H1

Currency adjusted sales in Ingredients and Sweeteners grew 5% in the first six months, and Danisco continued to strengthen its market position due to volume growth. The strong euro and demanding market conditions were contributory factors that EBITA for H1 did not reach last year's level, which is in line with expectations. Sugar developed as expected.

- **Consolidated EBITA at DKK 1,194 million (DKK 1,266 million)**
  The decline is mainly due to weaker results in Ingredients and Sweeteners with EBITA down to DKK 649 million (DKK 756 million) on account of the adverse development in currencies of DKK 49 million and unfavourable raw material prices. EBITA in Sugar of DKK 580 million fell marginally from DKK 596 million last year. The DKK 50 million gain from the sale of Amcor Flexibles Europe is included in consolidated EBITA.

- **Consolidated profit grew 4% to DKK 562 million (DKK 543 million)**
  Lower financials and improved results from associated undertakings affected consolidated profit favourably compared to last year.

- **Earnings per share up 9% to DKK 10.79 (DKK 9.87)**
  Due to Danisco's buyback of shares since H1 2002/03, average number of shares in the first six months was down by almost 2.9 million shares corresponding to a little over 5% of the share capital. For Q2 2003/04 compared to last year's Q2, earnings per share grew around 20%.

Outlook for 2003/04

- Sales are maintained in the range of DKK 16.0 -17.0 billion.
- Earnings (EBITA) are narrowed to the range of DKK 2,100 - 2,225 million from previously DKK 2,100 - 2,300 million.
- Consolidated profit is maintained in the range of DKK 900 -1,000 million.

CVR no. 11350356

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		Q2 2002/03	Q2 2003/04	YTD 2002/03	YTD 2003/04
Profit and loss account in DKK million					
Net sales		4,410	**4,210**	8,640	**8,251**
Operating profit before amortisation of goodwill (EBITA)		627	**635**	1,266	**1,194**
Amortisation of goodwill		(105)	**(102)**	(207)	**(205)**
Operating profit (EBIT)		522	**533**	1,059	**989**
Profit on ordinary activities before tax		425	**463**	861	**861**
Consolidated profit		265	**309**	543	**562**
Danisco's share of consolidated profit		258	**296**	523	**541**
Cash flows in DKK million					
Cash flow from operating activities		1,212	**965**	2,378	**2,017**
Cash flow from investing activities		(271)	**342**	(924)	**131**
Cash flow from financing activities		(909)	**(1,394)**	(1,451)	**(2,149)**
Total cash flow		32	**(87)**	3	**(1)**
Financial ratios *					
Diluted average number of shares excluding own shares	'000	52,403	**49,732**	52,986	**50,128**
Diluted earnings per share (DEPS)	DKK	4.92	**5.95**	9.87	**10.79**
Diluted cash flow per share	DKK	23.13	**19.40**	44.88	**40.24**
Diluted number of shares at period-end excluding own shares	'000			52,114	**49,684**
Diluted net asset value per share	DKK			225	**227**

	31 October 2002	30 April 2003	31 October 2003
Balance sheet in DKK million			
Assets	27,790	26,540	**26,209**
Equity	11,723	11,420	**11,257**
Interest-bearing debt, net	8,519	9,439	**7,880**
Invested capital	18,707	19,464	**18,483**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Ingredients and Sweeteners

DKK million	Q2 2002/03	**Q2 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q2	Change % YTD
Net sales						
- Texturant products	1,017	**980**	2,079	**1,994**	(4)	(4)
- Speciality products	833	**802**	1,617	**1,630**	(4)	1
- Sweeteners	369	**382**	790	**793**	4	-
Group eliminations	8	**1**	14	**4**		
Total	2,227	**2,165**	4,500	**4,421**	(3)	(2)
EBITA	366	**319**	756	**649**	(13)	(14)
EBITA margin	16.4	**14.7**	16.8	**14.7**	(10)	(13)

- **5% currency adjusted growth**
- **Strong progress in North America and Asia**
- **Operating margin (EBITA) below last year's level as forecast**

Growth target met

North America and Asia recorded organic growth rates of 8% and 7% in H1. Europe is still subject to weak economic trends. The operating margin (EBITA) was a good 2 percentage points below last year on account of higher raw material prices and the continued keen competitive climate.

Strong adverse impact of euro

Earnings (EBITA) were adversely impacted by the strong euro, notably the weakness of the USD rate averaging DKK 6.50 in H1 against DKK 7.60 in last year's H1. Adjusted for the currency impact, EBITA would have been DKK 698 million without any impact on the EBITA margin.

Organic growth in the product areas Texturant products and Sweeteners continued at the satisfactory levels of 4% and 8% respectively, and we gained market shares. Flavours' development was also strong with an organic growth rate of a little over 5%. The rest of Specialities was flat as a result of severe competition within enzymes and the relatively strong euro.

Despite the difficult market conditions we are still performing at the top end of ingredients market growth. This is in part attributable to our business model (one-stop-supplier) with knowledge sharing and product development with our customers as key elements. The EBITA margin is currently subject to pressure from price competition and high raw material prices, but we expect the present level of 14.7% to gradually improve and approach our long-term target of at least 15%.

Product areas

Texturant products

Growing price competition

Texturant products (emulsifiers, textural ingredients and functional systems) recorded organic growth of 4%. Volume growth was close to 5% compared with the same period last year. We continued to win market shares, but in the present competitive environment prices remained at the

Q1 level. We will be expanding our product offering by entering a joint venture through the purchase of 80% ownership of a Chinese xanthan factory.

Speciality products

7% currency adjusted growth

Sales in Speciality products (including flavours, bio and feed ingredients) achieved organic growth of 3% compared to the same period last year. With acquisitions accounting for 4%, aggregate currency adjusted growth came to 7%.

Positive impact of Perlarom on Flavours

For Flavours alone, the improvement on last year was significant with more than 5% organic growth. Earnings (EBITA) were influenced positively by both raw material and production synergies related to the acquisition of Perlarom last year.

Sweeteners

Litesse breakthrough

We saw a rising number of new food product launches containing sweeteners, which added to driving organic growth to 8% on the same period last year. Volume progress came to around 11% distributed on several product groups. Especially sales of xylitol did well in Asia while the weak USD rate moderated sales growth in North America. Lactitol and Litesse developed favourably with demand fuelled by the increased focus on health products and low-carb diets, which count both of these products as major ingredients.

Geographic markets

Europe

Continued strong growth in Eastern Europe

Organic growth was 0% compared with last year, with acquisitions adding 3% growth. Sales were subject to the weak economic development in Europe, which made the market situation difficult. However, the warm summer weather had a positive influence on sales of Texturant products and flavours to the ice cream and beverage industries in the period, while competition grew within the more price sensitive segments as for example ingredients for jam and fruit fillings as well as for the bakery and margarine markets. Organic growth in the East European countries, including Russia, was some 20%, and we increased our total market share.

North America

Strong market in North America

The region saw volume progress for sweeteners with launches of low-carb diet products, which added to organic growth reaching 8%. However, the fall in the USD rate impacted adversely by 14%, thereby taking sales to a decline of 6%.

Latin America

The fall in currency rates also caused the 5% sales decline recorded in Latin America. In local currencies, organic growth was 7%, favourably influenced by progress for mainly texturant products and animal nutrition. Brazil in particular was developing strongly.

Asia-Pacific

Signs of improvement in Japan

Organic growth was 7%, also in this area subject to a major adverse currency impact of 9%. The Chinese market recorded organic growth of around 45%, spurred by an increase in demand for flavours from the

beverage and dairy industries. In Japan, rising demand was sustained from the dairy industry in particular.

Q2

Marginal EBITA margin improvement on Q1

Sales in Q2 fell 3% to DKK 2,165 million (DKK 2,227 million), and organic growth was a little over 3% compared with last year. Growth was moderated by the continued severe competition in Texturant products and the rising raw material prices. Our Specialities business was also influenced by the currency movements, notably the strong euro. The EBITA margin was 14.7% (16.4%), marginally up on this year's Q1 EBITA margin of 14.6%.

Sugar

DKK million	Q2 2002/03	**Q2 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q2	Change % YTD
Net sales	2,234	**2,090**	4,242	**3,922**	(6)	(8)
EBITA	297	**316**	596	**580**	6	(3)
EBITA margin	13.3	**15.1**	14.0	**14.8**	14	6

- **Lower sales of quota sugar as expected**
- **Operating margin 14.8% (EBITA)**
- **Promising 2003 sugar yield**

The 8% decline in sales was in line with expectations, but we managed to increase the EBITA margin for the first six months to 14.8% (14.0%), primarily attributable to one-off items.

Lower sales of quota sugar

One-offs

Sales fell 8% as expected on account of reduced sales of quota sugar in connection with last year's 5.4% quota reduction, as well as low prices for molasses and on the world market for sugar, which led to a corresponding decline in earnings. The operating margin rose to 14.8% against 14.0% in the same period last year, mainly attributable to the impact on last year's Q2 of one-off expenses related to the fire in Kantvik as well as the insurance payout in this year's Q2, also related to Kantvik. Adjusted for these items, the EBITA margin would have been 14.2% in Q2, unchanged from last year.

Sales to the beverage industry were notably in Sweden adversely affected by the extensive media focus on sugar, while this only had a minor impact on sales in Denmark.

Limited quota reduction

In compliance with the WTO agreement of restricting subsidised exports from the EU, Danisco was subject to a quota reduction of 1.3% this year against last year's reduction of 5.4%.

Major amount due from EU

The EU has changed its system for approval of export restitution with a subsequent slow-down of the process. This has meant that an unusually large amount is still owed to Danisco by the EU, impacting the working capital by some DKK 140 million compared to last year.

High yield also this year

Despite the almost 10% reduction of the sugar beet acreage in 2003, the sugar yield is expected to come close to last year's level.

The EU Commission has as yet presented no concrete proposals for the EU sugar regime after 2006. We expect to see a change of the regime that will affect both quotas and prices.

Q2

One-off impact on EBITA margin

Sales in Q2 were DKK 2,090 million (DKK 2,234 million), down 6% on last year, due to reduced sales of quota sugar and lower prices for C-sugar and molasses. The EBITA margin increased to 15.1% (13.3%), principally on account of one-off items related to the Kantvik fire.

Innovation

Danisco received an award at this year's FIE, Food Ingredients Europe Exhibition, in Frankfurt, where 40 different products were nominated for the three awards. Danisco's Grindsted® Barrier System is an emulsifier solution that prevents moisture migration in for example cake fillings and keeps the crispy part of the product crisp, thereby prolonging its shelf-life.

Danisco Venture

Investment in Linguagen

Danisco Venture invested in US-based Linguagen Corp., which has patented knowledge within the flavour area. Based on collaboration the investment is expected to contribute to Danisco's understanding of how humans perceive the taste of bitterness, saltiness and sweetness. Danisco Venture has six portfolio investments.

Sustainability

Sustainability Report out 3 October

Since the publishing of the printed and on-line versions of the 2003 Sustainability report, a considerable amount of time has been given to promoting the report and Danisco's work with sustainability. Presentations of the report have been given to investors in Denmark, as well as to customers and Danisco personnel throughout the Asia-Pacific region. Much emphasis has been placed on the fact that by having food safety, environmental and quality systems in place, we protect not only our own brand name, but also the brand names of our customers.

Associated undertakings

Amcor Flexibles stake sold

Following the sale of Amcor Flexibles Europe, only income from Genencor International Inc. was included under income from associated undertakings in Q2. Income from associated undertakings in H1 was DKK 20 million against DKK 8 million last year.

Cash flow

Increase in working capital

Cash flow from operating activities of DKK 2,017 million (DKK 2,378 million) was adversely affected by the unusually large amount due from the EU to Sugar. In addition, Ingredients and Sweeteners increased their inventories on account of rising raw material prices and strategic buying. The sale of the remaining shares in Amcor Flexibles Europe affected cash flow positively by DKK 548 million.

Purchase of own shares

Own shares at 15 December 2003

As announced at the Annual General Meeting on 28 August 2003, Danisco intends to purchase own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation as an element in our dividend policy. At 15 December 2003, Danisco held 1,384,500 own shares, corresponding to 2.7% of the reduced share capital as resolved at the AGM, of which 2.5% is for hedging of the share option programme. In H1, Danisco bought back shares for DKK 356 million at an average price of DKK 247. Danisco's goal is to ensure the necessary equity for the operation and development of the company and to distribute surplus capital through payout of profit for the year as dividend payments and share buybacks. Share buybacks will depend on Danisco's

acquisitions as well as profit for the year and will take place on a current basis over the year.

Writedown of share capital

The Annual General Meeting held on 28 August 2003 resolved to write down the share capital by 2,131,050 own shares (nominal value of DKK 42,621,000), corresponding to 4% of the share capital. Danisco's share capital will subsequently be comprised of 51,068,552 shares (nominal value of DKK 1,021,371,040). The statutory notice period expired on 10 December 2003, and the writedown was effected at 16 December 2003.

Outlook for 2003/04

Since we communicated our outlook for the full financial year 2003/04 in our Q1 2003/04 announcement, the USD rate has decreased from DKK 6.57 to DKK 6.40, on which we base our outlook. The fall in currencies has added to the adjustment of our expected range for full-year EBITA in Ingredients and Sweeteners. With less than six months left of the current financial year, the forecast can now be specified more accurately.

Consolidated sales of DKK 16-17 billion

Sales

Total sales are expected to remain in the range of DKK 16.0 - 17.0 billion. Ingredients and Sweetener sales are expected in the range of DKK 8.5 - 9.0 billion. Sugar sales are forecast to be in the range of DKK 7.5 - 8.0 billion, slightly down on last year on account of the quota reduction.

Consolidated EBITA of DKK 2,100-2,225 million

Earnings (EBITA)

Consolidated earnings (EBITA) are expected to be in the range of DKK 2,100 - 2,225 million against DKK 2,100 - 2,300 million at Q1. For Ingredients and Sweeteners, earnings (EBITA) are expected in the range of DKK 1,250 -1,325 million against DKK 1,250 - 1,400 million at Q1. Earnings (EBITA) in Sugar are maintained at DKK 1,050 -1,100 million.

Profit level maintained

Consolidated profit

Consolidated profit for 2003/04 is expected to be in the range of DKK 900 - 1,000 million.

USD sensitivity

We have updated our calculation of translation sensitivity for USD and USD related currencies. The calculation is based on 2003/04 figures. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD related currencies impact full-year sales by around DKK 550-575 million and earnings (EBITA) by around DKK 65-75 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Information meeting

Information meeting today at 3 pm.

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed at the above website and at www.stockwise.dk

16 December 2003

Anders Knutsen, Chairman of the Board of Directors

Alf Duch-Pedersen, CEO

Financial calendar

19 February	2004	IR quiet period for 9M
18 March	2004	9M results (May-Jan.)
30 April	2004	End of financial year
21 May	2004	IR quiet period for 2003/04
17 June	2004	Full-year results 2003/04
21 August	2004	IR quiet period for Q1
26 August	2004	Annual General Meeting
16 September	2004	Q1 results (May-July)
21 November	2004	IR quiet period for H1
16 December	2004	H1 results (May-Oct.)
18 February	2005	IR quiet period for 9M
17 March	2005	9M results (May-Jan.)

For further information, please contact:

Investor & analyst relations:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media and press relations:
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

PROFIT AND LOSS ACCOUNT 1 May - 31 October 2003

DKK million	Q2 2002/03	**Q2 2003/04**	YTD 2002/03	**YTD 2003/04**
Net sales	4,410	**4,210**	8,640	**8,251**
Cost of sales	(3,010)	**(2,877)**	(5,803)	**(5,617)**
Gross profit	1,400	**1,333**	2,837	**2,634**
Research and development costs	(101)	**(99)**	(191)	**(197)**
Distribution and sales costs	(434)	**(454)**	(854)	**(882)**
Administrative expenses	(255)	**(236)**	(522)	**(460)**
Ordinary operating profit before amortisation of goodwill	610	**544**	1,270	**1,095**
Other operating income	20	**96**	32	**110**
Other operating expenses	(3)	**(5)**	(36)	**(11)**
Operating profit before amortisation of goodwill (EBITA)	627	**635**	1,266	**1,194**
Amortisation of goodwill	(105)	**(102)**	(207)	**(205)**
Operating profit (EBIT)	522	**533**	1,059	**989**
Income from participating interests in associated undertakings	(4)	**2**	8	**20**
Other financial expenses, net	(93)	**(72)**	(206)	**(148)**
Profit on ordinary activities before tax	425	**463**	861	**861**
Estimated tax on profit on ordinary activities	(160)	**(154)**	(318)	**(299)**
Consolidated profit	265	**309**	543	**562**
Consolidated profit attributable to minority interests	(7)	**(13)**	(20)	**(21)**
Danisco's share of consolidated profit	258	**296**	523	**541**
Diluted earnings per share (DEPS) DKK	4.92	**5.95**	9.87	**10.79**

CASH FLOW STATEMENT 1 May - 31 October 2003

DKK million	Q2 2002/03	**Q2 2003/04**	YTD 2002/03	**YTD 2003/04**
Cash flow from operating activities				
Danisco's share of consolidated profit	258	**296**	523	**541**
Depreciation	222	**215**	442	**428**
Amortisation of goodwill	105	**102**	207	**205**
Change in working capital	631	**333**	1,189	**775**
Other adjustments	(4)	**19**	17	**68**
Cash flow from operating activities	1,212	**965**	2,378	**2,017**
Cash flow from investing activities	(271)	**342**	(924)	**131**
Cash flow from financing activities	(909)	**(1,394)**	(1,451)	**(2,149)**
Decrease/increase in cash and cash equivalents	32	**(87)**	3	**(1)**
Cash and cash equivalents at the beginning of the period	687	**490**	750	**408**
Exchange adjustment of cash and cash equivalents	(9)	**(2)**	(43)	**(6)**
Cash and cash equivalents at the end of the period	710	**401**	710	**401**

OTHER SEGMENT DETAILS 1 May - 31 October 2003

Net sales by business segment

DKK million	Q2 2002/03	**Q2 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q2	Change % YTD
Ingredients and Sweeteners	2,227	**2,165**	4,500	**4,421**	(3)	(2)
Sugar	2,234	**2,090**	4,242	**3,922**	(6)	(8)
Group eliminations	(51)	**(45)**	(102)	**(92)**		
Total	4,410	**4,210**	8,640	**8,251**	(5)	(5)

Net sales by geographic segment

DKK million	Q2 2002/03	**Q2 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q2	Change % YTD	Distribution % Q2	Distribution % YTD
Denmark	518	**508**	993	**964**	(2)	(3)	12	12
Other Nordic countries	1,249	**1,107**	2,420	**2,157**	(11)	(11)	26	26
Rest of Western Europe	818	**830**	1,631	**1,681**	1	3	20	20
Eastern Europe	342	**405**	754	**798**	18	6	9	9
North America	590	**549**	1,183	**1,116**	(7)	(6)	13	14
Latin America	195	**195**	391	**375**	-	(4)	5	5
Asia-Pacific	416	**414**	846	**832**	-	(2)	10	10
Rest of the world	282	**202**	422	**328**	(28)	(22)	5	4
Total	4,410	**4,210**	8,640	**8,251**	(5)	(5)	100	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q2 2002/03	**Q2 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients and Sweeteners	366	**319**	756	**649**	(13)	(14)	14.7	14.7
Sugar	297	**316**	596	**580**	6	(3)	15.1	14.8
Unallocated	(36)	**-**	(86)	**(35)**				
Total	627	**635**	1,266	**1,194**	1	(6)	15.1	14.5

Operating profit (EBIT) by business segment

DKK million	Q2 2002/03	**Q2 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients and Sweeteners	294	**249**	613	**508**	(15)	(17)	11.5	11.5
Sugar	265	**284**	532	**516**	7	(3)	13.6	13.2
Unallocated	(37)	**-**	(86)	**(35)**				
Total	522	**533**	1,059	**989**	2	(7)	12.7	12.0

BALANCE SHEET
Assets

DKK million	31 October 2002	30 April 2003	**31 October 2003**
Intangible fixed assets	6,901	6,563	**6,390**
Tangible fixed assets	8,390	8,177	**8,081**
Financial fixed assets	3,670	3,461	**2,835**
Fixed assets total	18,961	18,201	**17,306**
Stocks	4,770	4,915	**5,096**
Debtors	3,280	3,015	**3,405**
Other participating interests and investments	69	1	**1**
Cash and cash equivalents	710	408	**401**
Current assets total	8,829	8,339	**8,903**
Assets total	27,790	26,540	**26,209**

Liabilities and equity

DKK million	31 October 2002	30 April 2003	**31 October 2003**
Share capital*	1,064	1,064	**1,021**
Other reserves*	10,659	10,356	**10,236**
Equity total	11,723	11,420	**11,257**
Minority interests	293	247	**267**
Provisions	2,243	2,114	**2,036**
Amounts falling due after more than one year	3,118	6,862	**5,430**
Amounts falling due within one year	10,413	5,897	**7,219**
Creditors total	13,531	12,759	**12,649**
Liabilities and equity total	27,790	26,540	**26,209**

Changes in equity

DKK million	31 October 2002	**31 October 2003**
Balance at the beginning of the period	12,580	**11,420**
Profit for the period	523	**541**
Dividends paid	(314)	**(311)**
Repurchase of own shares	(633)	**(356)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	(448)	**(79)**
Other movements in equity	15	**42**
Balance at the end of the period	11,723	**11,257**

Own shares *

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2003	2,072,300	41,446	3.90
Purchase	1,443,250	28,865	2.71
Sale	-	-	
Reduction of share capital	(2,131,050)	(42,621)	(4.01)
Holding at 31 October 2003	**1,384,500**	**27,690**	**2.71**

*) On 28 August 2003, the AGM adopted a reduction of share capital by nominally DKK 42.6 million (2,131,050 shares) to DKK 1,021.4 million (51,068,552 shares) through cancellation of own shares. After expiry of the statutory notice, the Board of Directors today decided finally to effect the capital reduction and to register the capital reduction with The Danish Commerce and Companies Agency.

SALES GROWTH IN INGREDIENTS AND SWEETENERS 1 May - 31 October 2003

Q2 2003/04 compared to Q2 2002/03

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q2
Sales growth in geographic segment						
Europe	(2)	(2)	-	-	-	42
North America	(7)	(12)	**5**	-	**5**	25
Latin America	-	(9)	**9**	-	**9**	9
Asia-Pacific	(1)	(8)	**7**	-	**7**	19
Rest of the world	-	1	**(1)**	-	**(1)**	5
Total	(3)	(6)	**3**	-	**3**	100
Sales growth in product segment						
Texturant products	(4)	(7)	**3**	-	**3**	45
Speciality products	(4)	(6)	**2**	-	**2**	37
Sweeteners	4	(6)	**10**	-	**10**	18
Total	(3)	(6)	**3**	-	**3**	100

YTD 2003/04 compared to YTD 2002/03

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	1	(2)	**3**	3	-	44
North America	(6)	(14)	**8**	-	**8**	25
Latin America	(5)	(12)	**7**	-	**7**	8
Asia-Pacific	(2)	(9)	**7**	-	**7**	18
Rest of the world	8	-	**8**	3	**5**	5
Total	(2)	(7)	**5**	1	**4**	100
Sales growth in product segment						
Texturant products	(4)	(8)	**4**	-	**4**	45
Speciality products	1	(6)	**7**	4	**3**	37
Sweeteners	-	(8)	**8**	-	**8**	18
Total	(2)	(7)	**5**	1	**4**	100

File No. 82-3158

INFORMATION DISTRIBUTED TO THE DANISCO A/S SHAREHOLDERS

DANISCO A/S

Submission dated February 6, 2004

File 82-3158





DANISCO

First you add knowle

16.12.2003

Holding of own shares pursuant to Section 28 of the Danish Securities Trading Act

Notice no. 13/2003

Following the expiry of the statutory notice period, the Board of Directors of Danisco A/S today decided to effect the capital reduction as adopted at the AGM on 28 August 2003 by cancelling 2,131,050 own shares, of DKK 42,621,000 nominal value. After the reduction, the company´s share capital will amount to DKK 1,021,371,040 nominal value, corresponding to 51,068,552 shares.

Pursuant to Section 28, subsection 2, of the Danish Securities Trading Act we hereby announce that as of today, 16 December 2003, Danisco A/S holds a total of 1,384,500 own shares each of a nominal value of DKK 20, corresponding to a nominal value of DKK 27,690,000 or 2.71% of the total share capital.

Our most recent notice about Danisco´s holding of own shares was that of 24 September 2003, in which we reported a holding of 3,515,550 own shares each of a nominal value of DKK 20, equivalent to 6.61% of the share capital.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com

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16.12.2003

Holding of own shares pursuant to Section 29 of the Danish Securities Trading Act

Notice no. 14/2003

Following the expiry of the statutory notice period, the Board of Directors of Danisco A/S today decided to effect the capital reduction as adopted at the AGM on 28 August 2003 by cancelling 2,131,050 own shares, of DKK 42,621,000 nominal value. After the reduction, the company´s share capital will amount to DKK 1,021,371,040 nominal value, corresponding to 51,068,552 shares.

Pursuant to Section 29, subsection 2, of the Danish Securities Trading Act we hereby announce that as of today, 16 December 2003, Danisco A/S holds a total of 1,384,500 own shares each of a nominal value of DKK 20, corresponding to a nominal value of DKK 27,690,000 or 2.71% of the total share capital.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations tel.: +45 3266 2913, e-mail: info@danisco.com






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DANISCO
First you add knowle

16.12.2003
Announcement of H1 results 2003/04

1 May - 31 October 2003
(unaudited)

Notice no. 15/2003

Please notice that this is an excerpt of the unabridged Announcement of results for first half results 2003/04.
To download the unabridged notice as a Pdf file please click here.

Earnings per share up 9% in H1
Currency adjusted sales in Ingredients and Sweeteners grew 5% in the first six months, and Danisco continued to strengthen its market position due to volume growth. The strong euro and demanding market conditions were contributory factors that EBITA for H1 did not reach last year's level, which is in line with expectations. Sugar developed as expected.

Consolidated EBITA at DKK 1,194 million (DKK 1,266 million)
The decline is mainly due to weaker results in Ingredients and Sweeteners with EBITA down to DKK 649 million (DKK 756 million) on account of the adverse development in currencies of DKK 49 million and unfavourable raw material prices. EBITA in Sugar of DKK 580 million fell marginally from DKK 596 million last year. The DKK 50 million gain from the sale of Amcor Flexibles Europe is included in consolidated EBITA.

Consolidated profit grew 4% to DKK 562 million (DKK 543 million)
Lower financials and improved results from associated undertakings affected consolidated profit favourably compared to last year.

Earnings per share up 9% to DKK 10.79 (DKK 9.87)
Due to Danisco's buyback of shares since H1 2002/03, average number of shares in the first six months was down by almost 2.9 million shares corresponding to a little over 5% of the share capital. For Q2 2003/04 compared to last year's Q2, earnings per share grew around 20%.

Outlook for 2003/04

- *Sales are maintained in the range of DKK 16.0 -17.0 billion.*
- Earnings (EBITA) are narrowed to the range of DKK 2,100 - 2,225 million from previously DKK 2,100 - 2,300 million.
- Consolidated profit is maintained in the range of DKK 900 -1,000 million.

Anders Knutsen	*Alf Duch-Pedersen*
Chairman of the Board of Directors	*CEO*

Please notice that this is an excerpt of the unabridged Announcement of results for first half results 2003/04.
To download the unabridged notice as a Pdf file please click here.

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Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
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For further information, please contact:
Investor & analyst relations:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media and press relations:
Media Relations, tel.: +45 3266 2913, media@danisco.com



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

6 January 2004

Statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco is required to report the trading in Danisco shares of insiders and their connected persons when the net trading value for the individual insider and his connected persons taken as a group exceeds DKK 50,000.

The statement below shows insider trading in Danisco shares as reported to Danisco A/S.

Securities code: DK0010207497

Trading date: 5 January 2004

Shares traded, net: 1.255
Market value: DKK 339,037.50

<u>Total insider register</u>

Number of shares prior to change: 50,260
Market value prior to change: DKK 13,558,640

Number of shares after change: 49,005
Market value after change: DKK 13,220,078

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 168 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

Yours faithfully,

Jette Grøn Larsen

For further information, please contact:
Jette Grøn Larsen, Communications, tel. +45 3266 2929, e-mail: irjl@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2920, e-mail: sfmvb@danisco.com



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

7 January 2004

Statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco is required to report the trading in Danisco shares of insiders and their connected persons when the net trading value for the individual insider and his connected persons taken as a group exceeds DKK 50,000.

The statement below shows insider trading in Danisco shares as reported to Danisco A/S.

Securities code:	DK0010207497
Trading date:	6 January 2004
Shares traded, net:	293
Market value:	DKK 78,524

Total insider register

Number of shares prior to change:	49,005
Market value prior to change:	DKK 13,167,153
Number of shares after change:	48,712
Market value after change:	DKK 13,088,427

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 168 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

Yours faithfully,

Jette Grøn Larsen

For further information, please contact:
Jette Grøn Larsen, Communications, tel. +45 3266 2929, e-mail: irjl@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2920, e-mail: sfmvb@danisco.com



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Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

14 January 2004

Quarterly statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco hereby submits a statement of shareholdings in Danisco A/S by members of the Board of Directors, members of the Executive Board and employees defined as insiders.

Securities code: DK0010207497	Portfolio	Market value in DKK
Board of Directors	15,732	4,282,093
Executive Board	7,999	2,177,248
Other insiders	24,981	6,799,578
All insiders and their connected persons	48,712	13,258,919

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 169 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

The next quarterly statement of shareholdings will be submitted to the Copenhagen Stock Exchange on 19 April 2004, upon expiry of the four-week trading period following Danisco's announcement of results on 18 March 2004.

Yours faithfully,

Jette Grøn Larsen

For further information, please contact:
Jette Grøn Larsen, Communications, tel. +45 3266 2029, e-mail: irjl@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2043, e-mail: sfmvb@danisco.com

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Financial Calendar

At this site you can see when Danisco has released or will release important *financial information. For further information please contact Danisco's Investor* Relations.

Financial events	**Date**
9M results 2004/2005 (May-January)	17 March 2005
IR quiet period for 9M	18 February 2005
H1 results 2004/2005 (May-October)	16 December 2004
Quiet period for H1 2004/2005	21 November 2004
Q1 results 2004/2005 (May-July)	16 september 2004
Annual General Meeting	26 August 2004
Quiet period for Q1 2004/2005	21 August 2004
Full year results 2003/2004	17 June 2004
IR quiet period for full year 2003/2004	21 May 2004
End of financial year	30 April 2004
9M results 2003/2004 (May-January)	18 March 2004
IR quiet period for 9M	19 February 2004
Previous financial events	**Date**
First half results 2003/2004 (May-October)	16 December 2003
Q1 results 2003/2004 (May-July)	22 September 2003
Annual General Meeting	28 August 2003
Results for 2002/03	17 June 2003
End of financial year	30 April 2003
Q3 results 2002/2003 (Nov.-January)	19 March 2003
Q2 results 2002/2003 (Aug. - October)	17 December 2002
Q1 results 2002/2003 (May-July)	18 September 2002
Annual General Meeting	5 September 2002
Results for 2001/02	19 June 2002
Q3 results (November - January)	20 March 2002
Q2 results 2001/2002 (August - October)	17 December 2001
Q1 results 2001/2002 (May - July)	18 September 2001
Annual General Meeting	6 September 2001
Accounts for 2000/01	20 June 2001

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Investor Relations Activities

Danisco's Executive Board and Investor Relations department participates in different road shows, fairs, conferences and investor meetings during the year.

Date	Event	Location	Presentation
Year 2004			
30 January	Road Show, Danske Equities	Oslo, Norway	-
26 January	Road Show, Danske Equities	Zürich, Switzerland	Presentation (pdf 0.6 Mb)
22-23 January	Road Show, Enskilda Securities	London England	-
20 January	Road Show, Danske Equities	Stockholm, Sweden	Presentation (pdf 0.6 Mb)
16 January	Road Show, Danske Equities	Frankfurt, Germany	Presentation (pdf 0.6 Mb)
15 January	Valuebased Management and Sustainability by CEO Alf Duch-Pedersen Den Danske Finansanalytikerforening (The Danish Association of Financial Analysts)	Copenhagen, Denmark	Presentation (pdf 3.5 Mb)
14-15 January	Road Show, Enskilda Securities	London, England	Presentation (pdf 0.6 Mb)
13 January	Road Show, Enskilda Securities	Edinburgh, Scotland	Presentation (pdf 0.6 Mb)
12-16 January	Roadshow, Carnegie	USA	Presentation (pdf 0.6 Mb)
Year 2003			
17 December	Breakfast Presentation, Carnegie	Copenhagen, Denmark	Presentation (pdf 6.3 Mb)
16 December	Conference Call, first half results	Copenhagen, Denmark	Presentation (pdf 6.7 Mb)
2 December	Enskilda, MA-seminar	Copenhagen, Denmark	Presentation (pdf 0.21 Mb)
18 November	Food Ingredients Europe	Frankfurt, Germany	-
10 November	Roadshow, Cheuvreux	Tokyo, Japan	Presentation (pdf 22.1 Mb)
4 November	Sugar Seminar	Copenhagen,	

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When will Danisco release f statements? Find the answe Financial Calendar.
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For further information plea: Danisco's Investor Relation:
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	Carnegie	Denmark	-
30 October	Plant visit Sugar	Örtofte, Sweden	-
13-15 October	Roadshow, Handelsbanken Securities	USA	Presentation (pdf 0.6 Mb)
7 October	Investor Presentation, Sydbank	Grindsted, Denmark	Presentation (pdf 0.6 Mb)
6 October	Investor Presentation, Genencor	Copenhagen, Denmark	Presentation (pdf 0.3 Mb)
1-2 October	Roadshow, Carnegie	London, England & Edinburgh, Scotland	Presentation (pdf 0.6 Mb)
29 September	Roadshow, Cheuvreux	Paris, France	Presentation (pdf 0.6 Mb)
26 September	Roadshow, Cheuvreux	Milan, Italy	Presentation (pdf 0.6 Mb)
24 September	Roadshow, Danske Equities	Frankfurt, Germany	Presentation (pdf 0.6 Mb)
23 September	Breakfast Presentation, Handelsbanken Securities	Copenhagen, Denmark	Presentation (pdf 0.6 Mb)
22 September	Conference Call, 1st quarter results	Copenhagen, Denmark	Presentation (pdf 0.5 Mb)
19-20 August	Road Show, ABG Sundal Collier	London, England	Presentation (pdf 1.6 Mb)
12 August	Investor presentation	Brabrand & Grindsted, Denmark	Presentation (pdf 4.7 Mb)
8-11 July	Road Show, Goldmann Sachs	USA	Presentation (pdf 1.2 Mb)
2 July	Road Show, Vontobel Securities	Switzerland	Presentation (pdf 1.2 Mb)
1 July	Road Show, ABN Amro/Alfred berg	Amsterdam, Netherlands	Presentation (pdf 1.2 Mb)
30 June	Road Show, ABN Amro/Alfred berg	Brussels, Belgium & Luxembourg	Presentation (pdf 1.2 Mb)
26-27 June	Road Show, UBS Warburg	London, England	Presentation (pdf 1.2 Mb)
25 June	Road Show, ABN Amro/Alfred berg	Germany	Presentation (pdf 1.2 Mb)
24 June	Road Show, ABN Amro/Alfred berg	Germany	Presentation (pdf 1.2 Mb)
23 June	Road Show, Deutsche Bank	Edinburgh, Scotland	Presentation (pdf 1.2 Mb)
20 June	Road Show, Enskilda Securities	Oslo, Norway	Presentation (pdf 1.2 Mb)
19 June	Road Show, Enskilda Securities	Stockholm, Sweden	Presentation (pdf 1.2 Mb)
18 June	Breakfast	Copenhagen,	

	presentation, Enskilda Securities	Denmark	Presentation (pdf 1.2 Mb)
17 June	Conference Call, Accounts for 2001/02	Copenhagen, Denmark	Presentation (pdf 15.3 Mb)
12 May	Investor meeting at The Black Diamond	Copenhagen, Denmark	Presentation (pdf 15.3 Mb)
6-9 May	SRI Road Show, HSBC	USA	Presentation (pdf 3.1 Mb)
30 April	Road Show, Goldmann Sachs	Schwitzerland	Presentation (pdf 2.6 Mb)
29 April	Road Show, Carnegie	Paris, France	Presentation (pdf 2.6 Mb)
28 April	Road Show, Danske Equities	Frankfurt, Germany	Presentation (pdf 2.6 Mb)
25. April	Road Show, Handelsbanken Securities	Helsinki, Finland	Presentation (pdf 2.6 Mb)
25. April	Road Show, Handelsbanken Securities	Oslo, Norway	Presentation (pdf 2.6 Mb)
9 April	Road Show, Carnegie	Dublin, Ireland	Presentation (pdf 2.6 Mb)
7-8 April	Road Show, Enskilda Securities	London, England	Presentation (pdf 2.6 Mb)
2 April	Capital Markets Day	Copenhagen, Denmark	Presentation (pdf 2.6 Mb)
27 March	Company Presentation, Unge Aktionærer Fyn	Odense, Funen, Denmark	Presentation (pdf 5.6 Mb)
24 March	Breakfast Presentation, Danske Equities	Copenhagen	Presentation (pdf 1.8 Mb)
19 March	Conference Call, 3rd quarter results	Copenhagen, Denmark	Presentation (pdf 2.6 Mb)
27 February	Sustainability Road Show, HSBC	Paris, France	Presentation (pdf 3.5 Mb)
26 February	Sustainability Road Show, HSBC	London, England	Presentation (pdf 3.5 Mb)

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Annual General Meeting 2004
The Annual General Meeting is due on Thursday 26 August 2004.

Annual General Meeting 2003

The Annual General Meeting was held on Thursday 28 August 2003 at 4 pm at the Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark.

Webcast from the Annual General Meeting
The Annual General Meeting was webcasted, and the entire meeting is available on demand.
- click here to view the webcast from the AGM (English version)
- klik her for at følge webcast fra generalforsamlinge (dansk udgave)

Please find below documents regarding the AGM:

Development of Danisco A/S Annual General Meeting
- English version (PDF file)
- Dansk version (pdf fil)

The unabridged version of the Chairman´s report at the AGM 2003
- English version (PDF file)
- Dansk version (pdf fil)

Notice convening the AGM
- English version (PDF file)
- Dansk version (pdf fil)

Agenda and proposals in full
- English version (PDF file)
- Dansk version (pdf fil)

Anual General Meetings from previous years:

2002
- Notice No. 13/2002: Excerpt of the Chairman´s report - Annual General Meeting on 5 September 2002
- Notice No. 14/2002: Today Danisco A/S held its Annual General Meeting (AGM), at which the 2001/02 Annual Accounts were approved
- Briefing for Shareholders: "Current business update, innovation and sustainable development" (pdf file)
- The unabridged version of the Chairman's report to the Annual General Meeting (pdf file)

2001
- AGM 2001: Danisco ready for new acquisitions
- Notice No. 11/2001: Excerpt of the Chairman's report - AGM 2001
- Notice No. 12/2001: Today Danisco A/S held its Annual General Meeting (AGM), at which the 2000/01 Annual Accounts were approved.

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Shareholders

Danisco has around 30,000 registered shareholders, of whom close to 29,000 are private investors. Registered shareholders thus account for 73 per cent of the total share capital.

Danisco shareholders are encouraged to register in the company's Register of Sharesinn order to provide investors with information about the company.

No shareholder is entitled to exercise voting rights - either by proxy or in his own right - for a holding of more than 7.5 per cent of the company's issued share capital.

Danisco's share ownership is broadly based with shares held by private individuals as well as institutional investors in and outside Denmark. Private investors are estimated to account for 10 to 15 per cent of the share capital, and foreign investors hold almost 40 per cent. As a group, the 25 largest shareholders hold about 50 per cent of Danisco's share capital.

Institutional investors include asset management companies, investment funds, pension funds, insurance companies, banks and labour market related funds. In accordance with sections 28 and 29 of the Danish Securities Trading Act, two shareholders have announced that they each hold more than five per cent of the share capital:

Shareholder	Announced	Share
ATP, The Danish Labour Market Supplementary Pension Fund, Hilleroed, Denmark	31 December 2002	10.2%
LD Pensions, Copenhagen, Denmark 1)	30 April 2003	6.3 %

1) The percentage share has been adjusted to reflect the share of the reduced share capital

Holding of own shares
As announced at the AGM on 5 September 2002, Danisco intends to purchase its own shares in the market.

Danisco can repurchase up to 10 per cent of the company's share capital in the period until the next AGM due on 28 August 2003. The shares will be used for the continued development of the company's capital structure, for financing and execution of acquisitions, for sales, for other transfer purposes or for cancellations.

The table below illustrates the development in Danisco's holding of own shares up until the end of the fourth quarter in the financial year 2002/03 ending 30 April 2002.

	Holding of own shares beginning of period	Reduction of share	Holding of own shares end of	Total share capital end of	Own shares % of total

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Period		Purchase	capital	period	period	capital
	No. shares					
Q2 2003/04	3,398,550	117,000	2,131,050	1,384,500	51,068,552	2.7%
Q1 2003/04	2,072,300	1,326,250	0	3,398,550	53,199,602	6.4%
Q4 2002/03	1,412,000	660,300	0	2,072,300	53,199,602	3.9%
Q3 2002/03	1,086,000	326,000	0	1,412,000	53,199,602	2.6%
Q2 2002/03	5,622,800	485,377	-5,022,177	1,086,000	53,199,602	2.0%
Q1 2002/03	3,797,800	1,825,000	0	5,622,800	58,221,779	9.7%
Q4 2001/02	3,497,800	300,000	0	3,797,800	58,221,779	6.5%
Q3 2001/02	2,226,800	1,271,000	0	3,497,800	58,221,779	6.0%
Q2 2001/02	1,752,000	474,800	0	2,226,800	58,221,779	3.8%
Q1 2001/02	1,752,000	0	0	1,752,000	58,221,779	3.0%
Q4 2000/01	852,000	900,000	0	1,752,000	58,221,779	3.0%
Q3 2000/01	822,000	30,000	0	852,000	58,221,779	1.5%
Q2 2000/01	815,000	7,000	0	822,000	58,221,779	1.4%
Q1 2000/01	675,000	140,000	0	815,000	58,221,779	1.4%

In the Q4 (2002/03) report published on 17 June 2003, Danisco announced that the company had a holding of 2,417,300 own shares, equivalent to 4.54 per cent of the reduced share capital.

Prior to that, we had made announcements on the holding of own shares on the following dates in the financial year 2002/03: 12 May 2003, 17 December 2002, 13 August 2002, 8 August 2002, 6 August 2002, 12 July 2002, 13 May 2002. All announcements can be found in the financial news archive.

Board of Directors
As of July 2003, the members of the Board of Directors own a total of 12,542 shares in Danisco A/S.

Executive Board
As of July 2003, the members of the Executive Board own a total of 7,999 shares in Danisco A/S. In addition, the members of the Executive Board hold 422,000 share options.
Click here to download the latest quarterly statement of shareholdings as of 16 July 2003 as a PDF file.

Share options
In 2000/01, Danisco issued share options to the Executive Board and senior executives. The programme includes 116 employees and runs from 2001 to 2005. Strike prices are DKK 262, DKK 275 and DKK 287. The programme corresponds to 800,000 shares, which are hedged by the holding of own shares. Below, you will find a table illustrating the programme as stated in the Annual Report 2001/02. The number of share options will decline during the programme as options are exercised.

Share option programme end 2001/02	1/5 2001	1/5 2002	1/5 2003	1/5 2004	Total
Executive Board	37,000	74,000	74,000	37,000	222,000
Senior executives	95,000	191,500	194,000	97,500	578,000
Total	132,000	265,500	268,000	134,500	800,000

In 2003/04, Danisco issued share options to the Executive Board and senior executives. The programme includes 116 employees and runs from 2006 to 2009. Strike prices are DKK 264. The programme corresponds to 500,000 shares, which are hedged by the holding of own shares.

Share option programme end 2009	1/5 2006
Executive Board	200,000
Senior executives	300,000
Total	500,000

Warrants

In the autumn of 2002, Danisco issued warrants to all its employees, excluding the employees included in the share option programme. Almost 7,000 employees subscribed for warrants and a total of 1,180,525 warrants were issued, corresponding to 89 per cent of the warrants offered. The warrants can be exercised to buy new shares at the price of DKK 299 from 5 September 2005 until 4 September 2007. The warrants are not covered by the holding of own shares.

---

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Analysts

Danisco A/S is followed by the analysts listed below.
Click on company name for further information.

- ABG Sundal Collier
- ABN Amro/Alfred Berg Bank A/S
- Alm. Brand Børs
- Bank Vontobel AG
- BNP Paribas
- Bryan Garnier
- Carnegie Danmark
- Crédit Agricole Indosuez Cheuvreux Ltd.
- CS First Boston Ltd.
- Danske Equities
- Deutsche Bank AG London
- Enskilda Securities
- Fortis Bank
- Goldman Sachs
- GP Børsmæglerselskab A/S
- Handelsbanken Securities
- HSBC Bank plc
- Jyske Bank
- Nordea Securities
- Merril Lynch
- Smith Barney Citigroup
- Spar Nord Bank A/S
- Sydbank
- UBS Warburg
- WestLB Panmure

Please note that any opinions, estimates or forecasts regarding Danisco A/S's performance made by these analysts are theirs alone and do not represent opinions, forecasts or predictions of Danisco A/S or its management. Danisco A/S does not by its reference above or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations.

Related links

Road shows
View the complete list of ro
investor meetings or confer
read more

Focus on growth
Danisco's strategy is to foc
in the food producing value
considered to provide the hi
value added by tailoring sol
customer requirements.
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news.
subscribe mailing list

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